SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A notice of listing on The Stock Exchange of Hong Kong Limited of certain notes guaranteed by China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 24, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not for distribution, directly or indirectly, in or into the United States  (including  its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined under Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the company making the offer. Such prospectus will contain detailed  information  about  the company making the offer and its management and financial statements. The Company does not intend to conduct a public offering of securities in the United States. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.

NOTICE OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED
Sinopec Capital (2013) Limited
(incorporated in the British Virgin Islands with limited liability)

U.S.$750,000,000 1.250% Senior Notes due 2016
(Note Stock Code:5927)

U.S.$1,000,000,000 1.875% Senior Notes due 2018
(Note Stock Code:5928)

U.S.$1,250,000,000 3.125% Senior Notes due 2023
(Note Stock Code:5929)

U.S.$500,000,000 4.250% Senior Notes due 2043
(Note Stock Code:5930)

(together, the “Notes”)

unconditionally and irrevocably guaranteed by

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00386)

Joint Global Coordinators, Joint Lead Managers and Joint Bookrunners

Citigroup	BofA Merrill Lynch	UBS	J.P. Morgan

Joint Lead Managers and Joint Bookrunners

Goldman Sachs (Asia) L.L.C.	Morgan Stanley	Nomura	Deutsche Bank

Société Générale Corporate & Investment Banking	CITIC Securities International	CICC HK Securities	HSBC

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Notes by way of debt issues to professional investors only as described in the Offering Memorandum relating thereto dated 18 April 2013. Permission for the listing of, and dealing in, the Notes is expected to become effective on or about 25 April 2013.

Hong Kong, 24 April 2013

As at the date of this announcement, the Sole Director of Sinopec Capital (2013) Limited is Zhu Zengqing#. As of the date of this announcement, the Board of Directors of China  Petroleum  & Chemical Corporation comprises Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ and Bao Guoming+.

#	Executive Director

*	Non-executive Director

+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: April 24, 2013